April 7, 2020

Donald E. Brown
Executive Vice President and Chief Financial Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, IN 46410

       Re: NiSource Inc.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 28, 2020
           File No. 001-16189

Dear Mr. Brown:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Summary of Consolidated Financial Results, page 29

1. We note your presentation of the non-GAAP measure net revenues. Please present a reconciliation for this non-GAAP measure in accordance with Item 10(e)(1)(i)(B) of
      Regulation S-K. In doing so, reconcile this measures to the most directly comparable
      GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.
 Donald E. Brown
NiSource Inc.
April 7, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Robert Babula, Staff
Accountant, at (202) 551-3339 with any questions.



FirstName LastNameDonald E. Brown                         Sincerely,
Comapany NameNiSource Inc.
                                                          Division of
Corporation Finance
April 7, 2020 Page 2                                      Office of Energy &
Transportation
FirstName LastName